UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.

Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Information Contained in this Form 6-K Report

Issuance of Letters of Award for MEP Equipment and Installation for Phase 1A of Indonesia Data Center

Agencia Comercial Spirits Ltd (the “Company”) announced that its Indonesian operating subsidiary, PT. AGCC AITECH INDONESIA, has issued two Letters of Award, each dated August 28, 2026, to separate contractors for the supply of mechanical, electrical and plumbing (“MEP”) equipment and related installation works for Phase 1A of the Company’s planned AGCC-JKT01 data center in West Java, Indonesia. The two letters of Award have an aggregate reference amount in a range between US$65 million and US$75 million, exclusive of Indonesian value-added tax. Under their terms, each Letter of Award becomes binding upon PT. AGCC AITECH INDONESIA’s receipt of a duly countersigned copy and operates pending execution of the applicable formal contract.

The two Letters of Award form part of the continuing development of the Company’s AI computing infrastructure initiative launched in February 2026, a strategic undertaking now recognized as a co-primary business line, operating alongside the Company’s established premium whisky operations, which are maintained as an equally principal, complementary line of business. This initiative builds upon previously announced arrangements relating to data center construction, land, power supply, network infrastructure procurement, and technical support, as well as a five-year computing technology services agreement with a customer in the digital financial services sector. Meanwhile, because the Letters of Award are infrastructure procurement and installation arrangements rather than customer revenue contracts, they do not by themselves guarantee successful project completion, operational capacity, customer utilization, or the generation of revenue, profitability, or positive cash flow from the project.

Mr. TSAI Yi-Yang, CEO of Agencia, noted that the Letters of Award represent another important step in executing the initiative and building the infrastructure and operational capabilities needed to develop AI computing and cloud-based services as a significant part of the Company’s future business. While the whisky business represents the Company’s historical revenue base, the AI computing initiative is a co-equal strategic priority and principal business operation that is not an ancillary or exploratory venture. Management additionally believes that the planned infrastructure deployment, if successfully implemented, may provide an opportunity to participate in demand for AI computing capacity and related services in Southeast Asia, though the strategy remains subject to significant business, operational, financing, construction, supply chain, technology, regulatory, customer demand, and execution risks.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intend”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release of the Company dated September 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: September 1, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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